Putnam High Yield Municipal Trust

Results of October 5, 2000 shareholder meeting
(Unaudited)

An annual meeting of shareholders of the fund was held on October 5, 2000. At the meeting, each of the nominees for Trustees was elected, as follows:



 Common Shares
				Votes
	Votes for 		withheld

Jameson Adkins Baxter	18,151,333	   976,940
Hans H. Estin	18,128,572	   999,701
Ronald J. Jackson	18,146,893	   981,380
Paul L. Joskow	18,141,845	   986,429
Elizabeth T. Kennan	18,143,614	   984,659
Lawrence J. Lasser	18,147,445	   980,829
John H. Mullin III	18,143,945	   984,329
George Putnam, III	18,145,278	   982,995
A.J.C. Smith	18,142,360	   985,913
W. Thomas Stephens	18,144,445	   983,829
W. Nicholas Thorndike	18,128,089	 1,000,184

Preferred Shares
				Votes
	Votes for 		withheld

John A. Hill	            879	       0
Robert E. Patterson	            879	       0

A proposal to ratify the selection of PricewaterhouseCoopers LLP as the independent auditors of your fund was approved as follows:
Common Shares
18,231,278 votes for, and 107,346 votes against, with 789,650 abstentions.

A proposal to convert your fund from closed-end to open-end status and authorize certain related amendments to the Agreement and Declaration of Trust was approved as follows:
Common Shares
1,759,828 votes for, 8,801,363 votes against, 6,901,155 broker non votes, with 1,665,027 abstentions.
Preferred shares
zero votes for, 131 votes against, 728 broker non votes, with 20 abstentions.